SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  15 June 2011

Modification of qualified holding and long position

Portugal Telecom, SGPS S.A. (“PT”) hereby announces that Citigroup Global Markets Ltd. (“Citi”) informed the following:

1. Under an OTC transaction dated 6 June 2011, the reacquisition entitlement held by Citi was reduced to 11,925,055 ordinary shares in PT, thus falling to 1.3302% of PT’s share capital and voting rights.

PT was also informed that, as of that date, the following voting rights and economic long positions in PT were attributable to Citi and other related entities:

Entity	Holding Type	No. of shares (*)	% share capital and voting rights
Citigroup Global Markets Deutschland	Ordinary shares (title)	5	0.0000%
Citigroup First Investment Management Limited	Exchangeable bonds	10,300,000 (convert to 938,924 ordinary shares)	0.1047%
Citigroup Global Markets Limited	Reacquisition entitlement	11,925,055	1.3302%
	Exchangeable bonds	350,000 (convert to 31,905 ordinary shares)	0.0036%
	Equity swaps	14,200,000	1.5839%
Citigroup Global Markets Inc.	American depositary receipts	137	0.0000%
Citigroup Trust DE NA	American depositary receipts	1,724	0.0002%
Citibank NA	American depositary receipts	26,644	0.0030%
Citicorp Trust NA	American depositary receipts	100	0.0000%
Total		27,124,494(**)	3.0256%

(*) 500 shares = 1 vote.

(**) 54,248 full voting rights.

2. Under an OTC transaction dated 9 June 2011, the reacquisition entitlement held by Citi has been reduced to 6,000,000 ordinary shares in PT, thus falling to 0.6693% of PT’s share capital and voting rights.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT was further informed that, as of that date, the following voting rights and economic long positions in PT are attributable to Citi and other related entities:

Entity	Holding Type	No. of shares (*)	% share capital and voting rights
Citigroup Global Markets Deutschland	Ordinary shares (title)	5	0.0000%
Citigroup First Investment Management Limited	Exchangeable bonds	17,450,000 (convert to 1,590,701 ordinary shares)	0.1774%
Citigroup Global Markets Limited	Ordinary shares	1,276,032	0.1423%
	Reacquisition entitlement	6,000,000	0.6693%
	Exchangeable bonds	350,000 (convert to 31,905 ordinary shares)	0.0036%
	Equity swaps	6,000,000	0.6693%
Citigroup Global Markets Inc.	American depositary receipts	179,901	0.0201%
Citigroup Trust DE NA	American depositary receipts	98	0.0000%
Citibank NA	American depositary receipts	26,644	0.0030%
Total		15,105,286(**)	1.6849%

(*) 500 shares = 1 vote.

(**) 30,210 full voting rights.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and articles 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Citi, with registered office at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

  |  Announcement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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